UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No __)*


                     Good Harbor Partners Acquisition Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    382094100
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                                 (CUSIP Number)


                                 March 15, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 382094100

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Jack Silver
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC Use Only


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4.    Citizenship or Place of Organization

      United States citizen
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Number of            5.    Sole Voting Power
Shares
Beneficially               140,000 (1)
Owned by             -----------------------------------------------------------
Each                 6.    Shared Voting Power
Reporting
Person                     0
With:                -----------------------------------------------------------
                     7.    Sole Dispositive Power

                           140,000 (1)
                     -----------------------------------------------------------
                     8.    Shared Dispositive Power

                           0
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      140,000 (1)
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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11.   Percent of Class Represented by Amount in Row (9)

      11.2%
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12.   Type of Reporting Person (See Instructions)

      IN
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(1)   This report does not include 180,000 shares of Series B Common Stock beneficially owned by reporting person, representing 1.7% of the issued and outstanding shares of Series B Common Stock. As described in Item 4 below, Mr. Silver also disclaims ownership of the Common Stock issuable upon the conversion of the Series B Common Stock and the exercise of Class W Warrants and the Class Z Warrants.

CUSIP No. 382094100

Item 1.

      (a)   Name of Issuer:

            Good Harbor Partners Acquisition Corp.

      (b)   Address of Issuer's Principal Executive Offices:

            4100 North Fairfax Drive
            Arlington, VA 22203

Item 2.

      (a)   Name of Person Filing:

            Jack Silver

      (b)   Address of Principal Business Office or, if none, Residence:

            SIAR Capital LLC
            660 Madison Avenue
            New York, NY 10021

      (c)   Citizenship:

            United States

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:

            382094100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_| Broker or Dealer registered under Section 15 of the Act

(b) |_| Bank as defined in section 3(a)(6) of the Act

(c) |_| Insurance Company as defined in section 3(a)(19) of the Act

(d) |_| Investment Company registered under section 8 of the Investment Company Act

CUSIP No. 382094100

(e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) |_| Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) - (c)

      Jack Silver beneficially owns 140,000 shares of Common Stock of Good Harbor Partners Acquisition Corp. (the "Company") representing 11.2% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver were acquired by Sherleigh Associates Inc. Profit Sharing Plan ("Sherleigh"), a trust of which Mr. Silver is the trustee, by the purchase of 70,000 Series A Units. Each Series A Unit consists of (i) 2 shares of Common Stock and (ii) 10 Class Z Warrants, each to purchase one share of Common Stock. Mr. Silver disclaims beneficial ownership of the shares of Common Stock underlying the Class Z Warrants since they are not exercisable until the later of a completion of a business combination or March 8, 2007.

      Sherleigh also purchased 90,000 Series B Units. Each Series B Unit consists of (i) 2 shares of Class B Common Stock and (ii) 2 Class W Warrants, each to purchase one share of Common Stock. Mr. Silver disclaims beneficial ownership of the shares of Common Stock issuable upon the conversion of the Series B Common Stock since the shares of Class B Common Stock are not convertible into shares of Common Stock until the completion of a business combination. Mr. Silver also disclaims beneficial ownership of the shares of Common Stock underlying the Class W Warrants since they are not exercisable until the later of a completion of a business combination or March 8, 2007.

      Mr. Silver has the sole voting and dispositive power with respect to all the shares of Common Stock and Class B Common Stock beneficially owned by him.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

CUSIP No. 382094100

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         March 27, 2006
                                         ---------------------------------------
                                         Date


                                         /s/ Jack Silver
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                                         Signature

                                         Jack Silver
                                         ---------------------------------------
                                         Name/Title